Exhibit 99.13

Toronto Real Estate Board	AGREEMENT OF PURCHASE AND SALE (FOR USE IN THE PROVINCE OF ONTARIO)

PURCHASER,	1330629 ONTARIO INC.	agrees to purchase from
(full legal names of all Purchasers)

VENDOR,	DOMGROUP LTD.	the following
(full legal names of all Vendors)

REAL PROPERTY: ALSO SOMETIMES CALLED THE "LANDS"

Address                                                fronting on the                           North                 side of                      The Queensway

In the                                                CITY OF TORONTO

and having a frontage of	550 feet	more or less by a depth of	142 feet more or less and legally described as

as per Sketch attached and being Lot 219 on Registrar's Compiled Plan 9875

(Legal description of land including easements not described elsewhere)	(the "property")

PURCHASE PRICE:	THREE MILLION FIVE-HUNDRED THOUSAND	Dollars (CDN$3,500,000.00)

DEPOSIT:

Purchaser submits ( within 24 hours of )	TWENTY-FIVE THOUSAND	Dollars (CDN$25,000.00)
acceptance
(herewith upon acceptance)

cash or negotiable cheque payable to	THE Vendor's solicitors	to be held in trust pending completion or
other termination of this Agreement and to be credited toward the Purchase Price on completion. Purchaser agrees to pay the balance as follows:

1.   Purchaser to pay the sum of SEVENTY-FIVE THOUSAND ($75,000.00) CANADIAN DOLLARS by cash or certified cheque, to the Vendor's solicitors, as a further deposit to be held by the Vendor's solicitors, in trust, pending completion or other termination of this agreement and to be credited on account of the purchase price on completion, such further deposit to be paid within twenty-four (24) hours of the waiver by the Purchaser of the condition contained in paragraph 3 of Schedule "A" hereto;

2.   Purchaser to pay on closing by certified cheque to the Vendor, subject to the usual adjustments, a sum, which together with the two deposits noted above equals twenty-five (25%) percent of the Purchase Price; and

3.   For the balance of the purchase price the Vendor shall take back and the Purchaser shall give back a first mortgage having a term of three (3) years and otherwise on the terms and conditions as set out in Schedule "B" hereto.

SCHEDULE(S) "A", "B" and Sketch attached hereto form(s) part of this Agreement.

1.	CHATTELS INCLUDED: n/a

2.	FIXTURES INCLUDED: n/a

3.	RENTAL ITEMS: The following equipment is rented and not included in the Purchase Price. The Purchaser agrees to assume the rental contract(s), if assumable:

4.
IRREVOCABILITY: This Offer shall be irrevocable by VENDOR until 6:00 p.m. on the 13th day of March, 2002, after which time, if not accepted, this Offer shall be null and void and the deposit shall be returned to the Purchaser in full without interest (the "Effective Date").

5.
COMPLETION DATE: This Agreement shall be completed by no later than 6:00 p.m. on the ________ day of (see paragraph 8 Schedule A)_____, 20_____.  Upon completion, vacant possession of the property shall be given to the Purchaser unless otherwise provided for in this Agreement.

6.
NOTICES: Vendor hereby appoints the Listing Broker as Agent for the purpose of giving and receiving notices pursuant to this Agreement.  Only if the Co-operating Broker representsthe interests of the Purchaser in this transaction, the Purchaser hereby appoints the Co-operating Broker as Agent for the purpose of giving and receiving notices pursuant to this Agreement.  Any notice relating hereto or provided for herein shall be in writing.  This Offer, any counter offer, notice of acceptance thereof, or any notice shall be deemed given and received, when hand delivered to the address for service provided in the Acknowledgement below, or where a facsimile number is provided herein, when transmitted electronically to that facsimile number.

FAX No.	416-259-3097 (For delivery of notices to Vendor)	Fax No.	416-636-6222 (For delivery of notices to Purchaser

7.	GST: If this transaction is subject to Goods and Services Tax (G.S.T.), then such tax shall be ______________________ the
(included in/in addition to)

Purchase Price.

If this transaction is not subject to G.S.T., Vendor agrees to certify on or before closing, that the transaction is not subject to G.S.T.

8.
TITLE SEARCH: Purchaser shall be allowed until   thirty (30) days before Closing  , (Requisition Date) to examine the title to the property at his own expense and until the earlier of (i) thirty days from the later of the Requisition Date or the date on which the conditions in this Agreement are fulfilled or otherwise waived or, (ii) five days prior to completion, to satisfy himself that there are no outstanding work orders or deficiency notices affecting the property, that its present use (               ) may be lawfully continued and that the principal building may be insured against risk of fire.  Vendor hereby consents to the municipality or other governmental agencies releasing to Purchaser details of all outstanding work orders affecting the property, and Vendor agrees to execute and deliver such further authorizations in this regard as Purchaser may reasonably require.

9.
FUTURE USE: Vendor and Purchaser agree that there is no representation or warranty of any kind that the future intended use of the property by Purchaser is or will be lawful except as may be specifically provided for in this Agreement.

10.
TITLE: Provided that the title to the property is good and free from all registered restrictions, charges, liens, and encumbrances except as otherwise specifically provided in this Agreement and save and except for (a) any registered restrictions or covenants that run with the land providing that such are complied with; (b) any registered municipal agreements with publicly regulated utilities providing such have been complied with, or security has been posted to ensure compliance and completion, as evidenced by a letter from the relevant municipality or regulated utility; (c) any minor easements for the supply of domestic utility or telephone services to the property or adjacent properties; and (d) any easements for drainage, storm or sanitary sewers, public utility lines, telephone lines, cable television lines or other services which do not materially affect the present use of the property.  If within the specified times referred to in paragraph 8 any valid objection to title or to any outstanding work order or deficiency notice, or to the fact the said present use may not lawfully be continued, or that the principal building may not be insured against risk of fire is made in writing to Vendor and which Vendor is unable or unwilling to remove, remedy or satisfy or obtain insurance save and except against risk of fire in favour of the Purchaser and any mortgagee (with all related costs at the expense of the Vendor, and which Purchaser will not waive, this Agreement notwithstanding any intermediate acts or negotiations in respect of such objections, shall be at an end and all monies paid shall be returned without interest or deduction and Vendor, Listing Broker and Co-operating Broker shall not be liable for any costs or damages.  Save as to any valid objection so made by such day and except for any obligation going to the root of the title, Purchaser shall be conclusively deemed to have accepted Vendor's title to the property.

11.
CLOSING ARRANGEMENTS: Where each of the Vendor and Purchaser retain a lawyer to complete the Agreement of Purchase and Sale of the property, and where the transaction will be completed by electronic registration pursuant to Part III of the Land Registration Reform Act, R.S.O. 1990, Chapter L4 and any amendments thereto, the Vendor and Purchaser acknowledge and agree that the delivery of documents and the release thereof to the Vendor and Purchaser may, at the lawyer's discretion: (a) not occur contemporaneously with the registration of the transfer/deed (and other registrable documentation), and (b) be subject to conditions whereby the lawyer receiving documents and/or money will be required to hold them in trust and not release them except in accordance with the terms of a written agreement between the lawyers.

12.
DOCUMENTS AND DISCHARGE: Purchaser shall not call for the production of any title deed, abstract, survey or other evidence of title to the property except such as are in the possession or control of Vendor. If requested by Purchaser, Vendor will deliver any sketch or survey of the property within Vendor's control to Purchaser as soon as possible and prior to the Requisition Date. If a discharge or any Charge/Mortgage held by a corporation incorporated pursuant to the Trust And Loan Companies Act (Canada), Chartered Bank, Trust Company, Credit Union, Caisse Populaire or Insurance Company and which is not to be assumed by Purchaser on funds, a discharge in registrable form and to register same on title within a reasonable period of time after completion, provided that on or before completion Vendor shall provide to Purchaser a mortgage statement prepared by the mortgagee setting out the balance required to obtain the discharge, together with a direction executed by Vendor directing payment to the mortgagee of the amount required to obtain the discharge out of the balance due on completion.

13.
INSPECTION: Purchaser acknowledges having had the opportunity to inspect the property and understands that upon acceptance of this Offer there shall be a binding agreement of purchase and sale between Purchaser and Vendor.

14.
INSURANCE: All buildings on the property and all other things being purchased shall be and remain until completion at the risk of Vendor. Pending completion, Vendor shall hold all insurance policies, if any, and the proceeds thereof in trust for the parties as their interests may appear and in the event of substantial damage, Purchaser may either terminate this Agreement and have all monies paid returned without interest or deduction or else take the proceeds of any insurance and complete the purchase. No insurance shall be transferred on completion. If Vendor is taking back a Charge/Mortgage, or Purchaser is assuming a Charge/Mortgage, Purchaser shall supply Vendor with reasonable evidence of adequate insurance to protect Vendor's or other mortgagee's interest on completion.

15.
PLANNING ACT: This Agreement shall be effective to create an interest in the property only if Vendor complies with the subdivision control provisions of the Planning act by completion and Vendor covenants to proceed diligently at his expense to obtain any necessary consent by completion.

16.
DOCUMENT PREPARATION: The Transfer/Deed shall, save for the Land Transfer Tax Affidavit, be prepared in registrable form at the expense of Vendor, and any Charge/Mortgage to be given back by the Purchaser to Vendor at the expense of the Purchaser. If requested by Purchaser, Vendor covenants that the Transfer/Deed to be delivered on completion shall contain the statements contemplated by Section 50(22) of the Planning Act, R.S.O. 1990.

17.
RESIDENCY: Purchaser shall be credited towards the Purchase Price with the amount, if any, necessary for Purchaser to pay to the Minister of National Revenue to satisfy Purchaser's liability in respect of tax payable by Vendor under the non-residency provisions of the Income Tax Act by reason of this sale. Purchaser shall not claim such credit if Vendor delivers on completion the prescribed certificate or a statutory declaration that Vendor is not then a non-resident of Canada.

18.
ADJUSTMENTS: Any rents, mortgage interest, realty taxes including local improvement rates and unmetered public or private utility charges and unmetered cost of fuel, as applicable, shall be apportioned and allowed to the day of completion, the day of completion itself to be apportioned to Purchaser.

19.
TIME LIMITS: Time shall in all respects be of the essence hereof provided that the time for doing or completing of any matter provided for herein may be extended or abridged by an agreement in writing signed by Vendor and Purchaser or by their respective lawyers who may be specifically authorized in that regard.

20.
TENDER: Any tender of documents or money hereunder may be made upon Vendor or Purchaser or their respective lawyers on the day set for completion. Money may be tendered by bank draft or cheque certified by a Chartered Bank, Trust Company, Province of Ontario Savings Office, Credit Union or Caisse Populaire.

21.
FAMILY LAW ACT: Vendor warrants that spousal consent is not necessary to this transaction under the provisions of the Family Law Act, R.S.O. 1990 unless Vendor's spouse has executed the consent hereinafter provided.

22.
UFFI: Vendor represents and warrants to Purchaser that during the time Vendor has owned the property, Vendor has not caused any building on the property to be insulated with insulation containing ureaformaldehyde, and that to the best of the Vendor's knowledge no building on the property contains or has ever contained insulation that contains ureaformaldehyde. This warranty shall survive and not merge on the completion of this transaction and if the building is part of a multiple unit building, this warranty shall only apply to that part of the building which is subject of this transaction.

23.	CONSUMER REPORTS: The Purchaser is hereby notified that a consumer report containing credit and/or personal information may be referred to in connection with this transaction.

24.	AGENCY: It is understood that the brokers involved in the transaction represent the parties as set out in the Confirmation of Representation below.

25.
AGREEMENT IN WRITING: If there is conflict or discrepancy between any provision added to this Agreement (including any Schedule attached hereto) and any provision in the standard pre-set portion hereof, the added provision shall supersede the standard pre-set provision to the extent of such conflict or discrepancy. This Agreement including any Schedule attached hereto, shall constitute the entire Agreement between Purchaser and Vendor. There is no representation, warranty, collateral agreement or condition, which affects this Agreement other than as expressed herein. This Agreement shall be read with all changes of gender or number required by the context.

26.	SUCCESSORS AND ASSIGNS: The heirs, executors, administrators, successors and assigns of the undersigned are bound by the terms herein.

SPOUSAL CONSENT:  The Undersigned Spouse of the Vendor hereby consents in the disposition evidenced  herein pursuant to the provisions of the family Law Act, R.S.O. 1990, and hereby agrees with the Purchaser that he/she will execute all necessary or incidental documents to give full force and effect to the sale evidenced herein.

(witness)	(Spouse)	(seal) DATE

CONFIRMATION OF EXECUTION:  Notwithstanding anything contained herein to the contrary, I confirm this Agreement with all changes both typed and written was finally executed.

by all parties                                a.m./p.m.. this                      day of                                ,20
at                                                                                                                  (Signature of Vendor or Purchaser)

ACKNOWLEDGEMENT

I acknowledge receipt of my signed copy of this accepted Agreement of Purchase and Sale and I authorize the Agent to forward a copy to my lawyer:
(Name)                                                      DATE

(Vendor)                                                   DATE

Address                      for

Service
Tel. No. (                  )

Vendor's                      Fraser, Milner, (Peter Hand)
Lawyer
Address                      1 First Canadian Place, 100 King St. West, Toronto,
Ontario M5X 1B2
(416)  863-4582                     (416) 863-4592
Tel No.                                  FAX No.

I acknowledge receipt of my signed copy of this accepted Agreement of Purchase and Sale and I authorize the Agent to forward a copy to my lawyer.

(Purchaser)                                           DATE

(Purchaser)                                           DATE

Address for Service 333 Wilson Avenue, Toronto, M3H 1T2

                                        Tel No. 416         836-4111

Purchaser's Lawyer Owens, Wright, LLP, (Arthur L. Shapero

Address 20 Holly Street, Suite 300, Toronto, Ontario, M4S 3B1

(416) 848-4743                                   (416) 486-3309
Tel No.                                                        FAX No.

SCHEDULE "A"

CO-OPERATION

1.  From and after the date of acceptance herein, the Vendor agrees to co-operate with the Purchaser, and to execute, and deliver without payment except for reasonable solicitor's fees, any and all plans, applications and documents which may in the Purchaser's opinion be necessary or desirable in order to facilitate the development and servicing of the Property, and it shall consent in writing to any submission of draft plan of condominium, site plan applications or to any official plan amendment, zoning application, severance or minor variance application or applications which the Purchaser may make.

SALES CENTRE

2.  The Vendor agrees that the Purchaser, immediately upon waiver of the condition contained in paragraph 3 of this Schedule "A", may have access to the Property and thereafter upon 45 days written notice to the Vendor, may use the existing building (which shall be vacant and in a broom-swept condition) on the Property, as a sales centre and may erect all signage in connection therewith and conduct its sales program therefrom. The Vendor also agrees to allow the Purchaser, if required, to hook up to any existing hydro, at the Purchaser's sole cost and expense. The Purchaser shall comply with all municipal by-laws and obtain all appropriate consents and insurance.

APPROVAL PERIOD

3.  (a) The Purchaser shall have a period of ninety (90) days from the Effective Date (the "Approval Period") to enter on the Property and to conduct such physical and other inspections and tests of the Property as it deems necessary and to conduct such studies and investigations of the Property or relating to the Property by such agents, consultants, engineers, surveyors or other persons as it deems necessary, in order to determine in its sole, arbitrary and absolute discretion the viability and suitableness of the Property for purchase and development.  The Vendor assumes no responsibility for the Purchaser hereby indemnifies and saves harmless the Vendor from and against all claims, demands, costs, damages, expenses and liabilities whatsoever arising out of the Purchaser's presence on the Property or of its activities on or in connection with the Property.  In the event that the Purchaser terminates this Agreement in accordance with the provisions of paragraph 3(b) of this Schedule "A", the Purchaser shall restore the Property at its expense such that the Property is in the same condition as it was prior to the Purchaser conducting any such physical and other inspections and tests of the Property.

(b)  If the Purchaser or its solicitors notifies the Vendor or its solicitors in writing on or before the end of the Approval Period that it is not satisfied in its sole, arbitrary and absolute discretion with its physical and other examination of the Property, or with the viability and suitableness of the Property for purchase and development, then notwithstanding any intermediate acts or negotiations, this Agreement shall be of no further force or effect and shall thereupon be terminated and the deposit(s) shall forthwith be returned to the Purchaser, with interest and without deduction whatsoever and the Vendor and the Purchaser shall be relieved of any obligations or liabilities pursuant to this Agreement, except the aforesaid obligation to restore the Property.

PURCHASE PRICE ADJUSTMENT

4.  The purchase price of $3,500,000.00 (the "Purchase Price") has been arrived at on the basis of the Purchaser obtaining from the City of Toronto the right to build 251,856 square feet of gross floor area of residential dwelling units (being the total area of all residential floors above grade measured between the outside surfaces of exterior walls or between the outside surfaces of exterior walls and the center line of party walls dividing a residential dwelling unit from any other residential dwelling unit or other portion of a building, but excluding any machinery and boiler rooms, stairwells and elevator shafts).  In the event, on or before closing, the Property is zoned in final and binding form (with no appeals, appeal periods or references outstanding) to allow for gross floor area (as previously defined) in excess of 251,856 square feet, then the Purchase Price shall be increased by a sum equal to $12.30 times each square foot of gross floor area in excess of 251,856 including retail gross floor area.  In no event shall the Purchase Price be reduced should the residential gross floor area be less than 251,856 square feet.

REPRESENTATIONS AND WARRANTIES

5.   The Vendor represents and warrants to the Purchaser and hereby acknowledges and confirms that the Purchaser is relying on such representations and warranties in connection with the purchase by it of the Lands, that:

(a)	Expropriation

no notice has been received by the Vendor, its agents or employees relating to any threatened or impending condemnation or expropriation affecting the Property;

(b)	No Other Agreements

no other Person, other than the Purchaser has any written or oral agreement, option, understanding or commitment for the purchase from the Vendor of any interest in the Property or any part thereof and the Vendor has full right, power and authority to enter into this Agreement; and

(c)	Litigation

there are no actions, suits or proceedings to the knowledge of the Vendor or its servants, agents or any of them, threatened against or affecting the Property or the Vendor relating to the Property, at law or in equity before any Authority.

COVENANTS

6.   Vendor's Covenants

The Vendor covenants and agrees with the Purchaser that:

(i)
except for the encumbrances described on Schedule "B", the Vendor shall discharge by the Closing any and all mortgages, charges, security interests, debentures, liens, easements, rights-of-way, licenses, leases, tenancies, or restrictions, options or any other encumbrance or cloud of any nature or kind whatsoever relating to or registered against the Property; and

(ii)	each of the representations and warranties of the Vendor made pursuant to this Agreement shall be true and correct and complied with fully in all respect at Closing.

CONDITIONS

7.  (a) The fulfillment of each of the following is a condition precedent to the Purchaser's obligations to complete the purchase of the Property.  The parties acknowledge that these conditions are inserted for the Purchaser's benefit only and may be waived by the Purchaser or its solicitors in whole or in part, by notice to the Vendor or its solicitors at any time or times prior to the date by which the condition must be satisfied:

(i)
that on or before the Condition Date: (a) the Purchaser has obtained site plan approval from the City of Toronto, pursuant to The Planning Act (Ontario)for the Purchaser's Development, which site plan approval is final and there are no appeal periods, appeals or references outstanding, all on terms and conditions satisfactory to the Purchaser in its sole and absolute discretion; and (b) the City of Toronto has passed a by-law, in final form, with no appeals, appeal periods or references outstanding, zoning the Lands for the Purchaser's Development, with no holding prefix or holding designation whatsoever.

(b)	If any of the conditions set forth in paragraph 7(a) shall not be fulfilled or complied with in accordance with their terms, the Purchaser may, subject to paragraph 7(c) hereof, at its option, either:

(i)
rescind this Agreement by notice to the Vendor and in such event deposits shall forthwith be returned to the Purchaser together with interest and without deduction and the Purchaser and the Vendor shall be relieved from all obligations hereunder; or

(ii)	complete the transaction.

Provided that any of the said conditions may be waived in whole or in part by the Purchaser without prejudice to its rights, including without limitation the right of rescission in the event of the non-fulfillment or non-performance of any other condition or conditions.

(c)
In the event that the conditions contained in Paragraph 7(a) have not been complied with, in full, on or before the Condition Date, the Purchaser shall have the option to be exercised in writing, on or before that date, of extending the Condition Date for: (i) a period of twelve (12) months in the event the zoning condition has not been satisfied; and (ii) a period of four (4) months in the event the zoning condition has been satisfied but the site plan condition has not.  In the event that neither the zoning condition nor the site plan condition is satisfied on or before the Condition Date then the Purchaser's total extension rights amount to sixteen (16) months.  During each extension period as provided for herein, the provisions of paragraph 7 hereof shall continue to apply.  In the event that the Condition Date is not extended by the Purchaser from time to time or the conditions are not waived, and in any event, if the conditions have not been satisfied or waived by the expiry of the last of the extended periods, then thereupon this Agreement shall be null and void and the Vendor shall forthwith return to the Purchaser all deposit monies paid with interest and without deduction whatsoever and the parties hereto shall have no rights, obligations or liabilities whatsoever with respect to this Agreement.

(d)	The Purchaser may accelerate the Closing Date on 10 days' written notice to the Vendor.

CLOSING DATE

8.  This Agreement and the transaction arising therefrom shall be completed thirty (30) days after the conditions in paragraph 7 hereof have been satisfied or waived by the Purchaser (which date of completion shall be referred to as the "closing", the "closing date", the "Closing" or the "Closing Date").

NON-MERGER

9.  The Vendor's representations, warranties, covenants and agreements contained in this Agreement shall not merge on the closing of this transaction or on the delivery and registration of a transfer but shall survive the closing of this transaction.

G.S.T.

10.  If this transaction is subject to Goods and Services Tax ("G.S.T.") pursuant to The Excise Tax Act (Canada), (the "Act"), then the Purchaser shall be liable for, shall self-assess and remit to the appropriate authority all G.S.T. which is payable under the Act in connection with the Lands.  Provided that the Purchaser has provided satisfactory evidence that it is a registrant under the Act, the Vendor shall not collect G.S.T. on closing and shall allow the Purchaser to self-assess and remit G.S.T. in accordance with the Act.

AGENTS

11.  The parties acknowledge and agree that the Purchaser has not been introduced to the Property by any broker or agent.

DEFINITIONS

12.  The following terms shall have, for all purposes of this Agreement, the following meanings:

(a)	"Agreement" means this agreement of purchase and sale as it may be amended or supplemented from time to time and all Schedules referred to herein;

(b)
"Authorities" means any municipal, regional, provincial or federal department, commission, board, bureau, branch, agency, regulating authority or other authority or utility or quasi utility whatsoever having or purporting to have jurisdiction over the Lands.  "Authority" has a corresponding meaning;

(c)	"Condition Date" means March 31, 2003;

(d)	"Lands" has the same meaning as "Property";

(e)	"Person" means an individual, partnership, corporation, trust or unincorporated organization, a government or agency or political subdivision thereof or any combination of the foregoing; and

(f)	"Purchasers Development": means such mixed use commercial/residential development relating to the Lands satisfactory to the Purchaser in its sole, absolute and arbitrary discretion.

SCHEDULE "B"

MORTGAGE CLAUSES

1.
The Mortgagee agrees to co-operate with the Mortgagor, and to execute, without payment of any principal and/or interest, or any other monies, any and all plans, documents and agreements whatsoever which may be necessary or desirable in order to facilitate the development of the real property including the registration of a plan or plans of condominium, or the construction of any building or dwelling unit upon the real property and it shall consent in writing to any condominium plan application, site plan agreement, official or district plan amendments, rezoning application or applications or to any severance or minor variance application or applications which the Mortgagor may make including the execution of any and all agreements or documents required by the appropriate municipality or by any governing authority or public agency or utility as a condition of permitting or completing any such condominium, site plan, official or district plan amendment, rezoning, severance or minor variance, provided only that the Mortgagee incurs no costs, expenses or financial obligation in connection therewith.

2.
The Mortgagee shall execute and deliver without payment of any principal and/or interest, or other monies, such partial discharge or discharges or other assurances as may be required to convey to any municipality, public authority, other governmental body or authority, school board, utility (whether public or private), or conservation authority, any lands required for municipal, public or any other purposes, in order to permit an official or district plan amendment, zoning, severance or minor variance application to proceed or to comply with any conditions thereof or to complete, comply with or obtain the approval of any site plan agreement or the registration of a plan or plans of condominium, or for any other municipal or other public purpose, including but without limiting in any way the generality of the foregoing, such public or private purposes as roads, road widenings, highways, walkways, reserves and parks.

3.
Subject to the provisions of Section 6, the Mortgagee agrees to grant partial discharges of any portion of the mortgaged lands upon payment in reduction of principal, of a sum prorated as based on the area of the lands to be discharged against the total area of the mortgaged property, together with interest accrued thereon and the Mortgagee's fees therefor, provided that the Mortgagor shall comply with the provisions of The Planning Act.

4.
The Mortgagee agrees to execute and deliver without any payment of principal, interest or other monies, such partial discharge or discharges and any consents, subordinations or postponements required in order to create and grant easements, rights-of-way, licences or reserves for governmental, municipal or utility purposes, whether public, quasi public or private and whether for gas, water, electricity, telephone, sewer (sanitary and storm), cable television or similar services or purposes, provided that the Mortgagee incurs no costs, expenses or financial obligations in connection therewith.  Furthermore, the Mortgagee agrees to consent to and execute in writing any document required by the Mortgagor in connection with the entering into of any condominium, development, site plan, engineering or similar development agreement with the relevant municipality, public or private utility or other governmental authority, provided that the Mortgagee incurs no costs, expenses or financial obligations in connection therewith.  The Mortgagor shall have the right to do grading, construct roads, install water mains, sewers and other services and utilities within the mortgaged property and to remove or demolish any buildings on the mortgaged property and to otherwise develop the mortgaged property without being in default herein or without creating waste.

5.
The Mortgagee agrees to consent in writing to any application or document that may be required to register the mortgaged property as a plan of subdivision pursuant to the Planning Act, or a plan of condominium pursuant to the Condominium Act or to have the lands registered under the Land Titles Act or under any certification of titles procedure under any other statute, provided that the Mortgagee incurs no costs, expenses or financial obligations in connection therewith.

6.
(a) Provided that the Mortgagor is not in default of this Mortgage, the Mortgagee agrees to grant partial discharges on a per unit (the "Unit") basis for registered and proposed plans of condominium on the following basis of payment of principal, together with all interest accrued thereon and the Mortgagee's fees therefor:

Number of Unit(s) to be discharged Total number of dwelling units within any registered and proposed plan of condominium approved for the charged property	Original principal amount x of mortgage

(b)	In addition to the partial discharge privilege in paragraphs 3 and 6(a) above, the Mortgagor shall pay to the Mortgagee with each partial discharge, a further payment of $3,000.00 per dwelling unit.

7.
The Mortgagee agrees to postpone and subordinate, this charge, all principal and interest relating thereto, the security and debt thereby created, to any financings (including all and any replacements, renewals or substitutions of any such financing) arranged by the Mortgagor, for the construction of buildings and dwelling units on the mortgaged property, for securing purchaser deposits (whether for the initial $20,000.00 or excess deposits, if applicable) under The Condominium Act, and Ontario New Home Warranty program and for the provision of necessary bonds and letters of credit to the Ontario New Home Warranty program, to secure deposits, construction and warranties.

8.
The Mortgagee shall upon written request execute any of the documentation or discharges as provided for in this mortgage, or do any other matter or thing as may be provided for or as the Mortgagee may have agreed to pursuant to this mortgage within seven (7) days of written request therefor.

9.
The Mortgagee, its successors and assigns, agrees to provide to the Mortgagor's construction lender (the "Lender"), from time to time, an acknowledgment of the Mortgagee confirming that the Lender may obtain partial discharges of this Mortgage, on the same terms and conditions as herein contained.

10.
Interest shall be calculated quarter-yearly, at the Bank of Nova Scotia prime rate of interest but interest shall be fully capitalized and not be paid, except upon a partial discharge as provided for in paragraphs 3 and 6 hereof or otherwise at the end of the term of this Mortgage.

11.	Notwithstanding anything above to the contrary, the Mortgagee shall not be required to provide a partial discharge where to do so would leave landlocked any undischarged lands.

12.
If the Mortgagor is delayed or prevented from completion of the building(s) to be erected on the mortgaged lands and the eventual closings of the dwelling units therein contained by reason of strikes, fire, storm, flood, earthquake, explosion, sabotage or other similar event beyond the control of the Mortgagor and as a result thereof, the Mortgage term matures prior to the closings of the dwelling units, then the Mortgagee agrees that the Mortgage term shall automatically be extended from time to time for a period or periods of time equivalent to the period of such delay.

SCHEDULE "B"
to Agreement of Purchase and Sale between DOMGROUP LTD. as Vendor and
1330629 ONTARIO INC., as Purchaser

PERMITTED ENCUMBRANCES

1.	Site Control Agreement with the Borough of Etobicoke registered October 19, 1978 as Instrument No. EB501465.

03/13/2002 10:09 FAX 416 364 0832 Hollinger Inc. - Finance 4163640832 P.1
MAR-12-1902 15:27 FROM rick*tomulka TO

AVENUE
THE QUEENSWAY
SERVICE STATION
RESIDENTIAL R2
PUBLIC LANE
FIXED BARRICADE
RANSBURY ROAD
PROPOSED CHAIN LINK FENCE
EXISTING PARKING
SHOWROOM
L.C.B.O.
INDUSTRIAL I.C1
142.0'
Building App
92 5 X 172.2
196 ft
Z-1486 "HEARN" PONTIAC BUICK LTD.
76.3.3
BOROUGH OF ETOBICOKE PLANNING DEPARTMENT
SCALE

TOTAL P.03

Received 17-Oct-00 01:13pm From-4163640832 To-... Page 03

03/13/2002 10:09 FAX 416 384 0832 Hollinger Inc.- Finance 4163640832 P.11
MAR-12-1902 15:27 FROM rick*tomulka TO

AVENUE
SERVICE STATION
RESIDENTIAL R2
PUBLIC LANE
PROPOSED CHAIN LINK FENCE
EXISTING PARKING
FIXED BARRICADE
RAMBSBURY ROAD
THE QUEENSWAY
INDUSTRIAL
L.C.B.O.
Z-1458 HEARN PONTIAC BUICK LTD.
76.5.3
BOROUGH OF ETOBICOKE PLANNING DEPARTMENT
SCALE

TOTAL P.03

Received 17-Oct-00 01:13pm From-4163640832 To-OSBAI WRIGHT Page 03